

April 11, 2013

VIA E-Mail
Mr. R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242

> **Re:** **Medical Properties Trust, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 22, 2013**
> **File No. 001-32559**
>
> **MPT Operating Partnership, L.P.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 22, 2013**
> **File No. 333-177186**

Dear Mr. R. Steven Hamner:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Results Of Operations, pages 46 – 48

1. We note that fluctuations within your results of operations were impacted by multiple factors. For example, base rent was impacted by annual escalation provisions and properties acquired or completed. In future periodic filings please provide a more robust discussion of your results of operations including the quantification of individual drivers behind the significant changes in individual income and expense line items. For instance in the example above, we would expect you to discuss further the annual escalation

provisions by providing a comparison of the new and old average rent rate and the properties acquired or completed by quantifying the number of properties acquired or completed and the amount of incremental revenue increase related to each.

Note 3 – Real Estate and Loans Receivable, pages 72 – 79

2.   We note you acquired several properties and simultaneously leased them back to the seller in a sale/leaseback transaction, and these acquisitions appear to be accounted for as an asset purchase. Please tell us how you evaluated each purchase transaction to determine whether the acquired assets meet the definition of a business or are an asset purchase. Please tell us the basis for your conclusion and cite the relevant accounting literature relied upon. Also, please tell us the amount of transaction costs that were incurred and capitalized.

3.   As part of the transaction with Ernest, we note you provided a $93.2 million acquisition loan which also provided you a preferential return of 15% of the loan amount and approximately 79% of the remaining earnings of Ernest.   As a result, it appears you participate in the expected residual profit of Ernest.   Please clarify how you have considered the guidance outlined in paragraphs 310-10-25-14 to 30 of the Financial Accounting Standards Codification in determining that your acquisition loan should be accounted for as a loan versus investment in real estate.

4.   We note you have provided disclosures related to your direct financing leases on page 77. Please clarify how your disclosures fully comply with the requirements outlined in paragraph 840-30-50-4 of the Financial Accounting Standards Codification and/or revise future periodic filings accordingly.

Note 10 – Fair Value of Financial Instruments, pages 90 – 91

5.   We note some of the significant estimates you utilize within your discounted cash flow model include projected revenue and expenses and appropriate discount rates based on the risk profile of comparable companies.   Please tell us and expand disclosures in future periodic filings to discuss the underlying characteristics of the risk profile you compiled for Ernest and how you determined or obtained the projected revenue and expense figures utilized within your discounted cash flow model.   As a part of your response, please also clarify any procedures you perform to validate or confirm the results of your discounted cash flow model and how often you perform these procedures.

6. Further to our above comment, we note you applied a marketability discount on your equity investment of 40% at December 31, 2012. Please clarify your basis for utilizing a 40% marketability discount and expand disclosures in future periodic filings to discuss. Your discussion should include significant factors considered in determining and supporting that a marketability discount of 40% was appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief